MobileSpike, Inc.
Statement of Cash Flows
January through December 2017

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-84,256.44
Adjustments to reconcile Net Income	
to net cash provided by operations:	
20000 · Accounts Payable	-4,500.00
23520 · Credit Card at Chase 2352	18,841.36
VISA 1 · Visa Credit Card 8822	-12,605.66
23000 · Short Term Loan	-500.00
Net cash provided by Operating Activities	-83,020.74
INVESTING ACTIVITIES	
12130 · Short term note - Employee Adv	-16,074.37
Net cash provided by Investing Activities	-16,074.37
FINANCING ACTIVITIES	
30100 · Capital Stock	80,070.59
Net cash provided by Financing Activities	80,070.59
Net cash increase for period	-19,024.52
Cash at beginning of period	19,433.43
Cash at end of period	**408.91**